
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 6, 2011

Via U.S. Mail
Mr. David M. Rees
Chief Executive Officer
Bidgive International, Inc.
175 South Main Street
Fifteenth Floor
Salt Lake City, Utah 84111

>   **Re: Bidgive International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed April 15, 2011**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
>   **Filed November 14, 2011**
>   **File No. 000-49999**

Dear Mr. Rees:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Item 4T. Controls and Procedures, page 12

Disclosure Controls and Procedures, page 12

1.   Please revise to disclose the conclusion as to the effectiveness of disclosure controls and procedures as of September 30, 2011. Also disclose how you were able to conclude disclosure controls and procedures are effective as of September 30, 2011, considering your disclosure on Form 10-K filed April 15, 2011 that disclosure controls and procedures were not effective as of December 31, 2010 and also considering your

disclosure in each subsequent filing on Form 10-Q that there have been no changes in your internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief